UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20015694

T

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SEC FILE NUMBER
8- 69751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matthews South, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 South El Camino Real, Suite 345
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes 609-642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Castellano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matthews South, LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LOOSE CERTIFICATE
ATTACHED

Notary Public

Signature

Chief Financial Officer & Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of SANTA CLARA }

On NOVEMBER 25, 2020 before me, RIC LOUIE, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared Kevin James Castellano
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RIC LOUIE
Notary Public - California
Santa Clara County
Commission # 2248218
My Comm. Expires Jul 26, 2022

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: ~~OA~~ Number of Pages: 3

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☑ Corporate Officer – Title(s): CFO & CCO
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

MATTHEWS SOUTH, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended September 30, 2020

Matthews South, LLC
Table of Contents
September 30, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Matthews South, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Matthews South, LLC (the Company) as of September 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 24, 2020

We have served as the Company's auditor since 2016.

Matthews South, LLC
Statement of Financial Condition
September 30, 2020

ASSETS	
Cash and cash equivalents	$ 10,041,124
Prepaid expenses	20,799
Total Assets	$ 10,061,923
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 57,636
Total Liabilities	57,636
MEMBER'S EQUITY	10,004,287
Total Liabilities and Member's Equity	$ 10,061,923

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Operations
For the Year Ended September 30, 2020

Revenues	
M & A advisory fees	$ 12,279,007
Total revenues	12,279,007
Expenses	
Transaction based expenses	2,208,500
Incremental allocation services fee	67,500
Legal and professional fees	40,348
Regulatory fees	27,060
Technology, data and communication expenses	8,483
State and local income taxes	16,434
Other operating expenses	947
Total expenses	2,369,272
Net income	$ 9,909,735

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2020

Beginning Balance, October 1, 2019	$ 1,254,552
Capital distribution	(1,160,000)
Net income	9,909,735
Ending Balance, September 30, 2020	$ 10,004,287

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC

Statement of Cash Flows

For the Year Ended September 30, 2020

Cash Flows from Operating Activities	
Net income	$ 9,909,735
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in prepaid expenses	(16,483)
Increase in accounts payable and accrued expenses	49,589
Net cash provided by operating activities	9,942,841
Cash Flows from Investing Activities	
Net cash provided by investing activities	-
Cash Flows from Financing Activities	
Distribution to member	(1,160,000)
Net cash used in financing activities	(1,160,000)
Net Increase in Cash and Cash Equivalents	8,782,841
Cash and Cash Equivalents, Beginning of Year	1,258,283
Cash and Cash Equivalents, End of Year	$ 10,041,124
Supplemental Schedule of Cash Flow Information	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Matthews South, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Matthews South, Inc. (the Parent). The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on March 16, 2017.

The Company engages in private placements of securities and advises U.S. public reporting companies on capital markets transactions including registered debt and equity offerings and Rule 144A debt offerings.

The Company periodically distributes substantially all of its earnings to the Parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue from financial advisory services including fees generated in connection with mergers, acquisitions, and restructuring transactions. Such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues in this audit period were fully earned upon completion of each related transaction.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States.

Operating Expenses

Transaction expenses are borne by Matthews South, Inc. and are billed to the Company by the Parent on the date that cash from related transactions is received. Direct expenses such as software licensing fees, professional service fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member. The Company is subject to an annual LLC tax and a revenue-based LLC fee from the state of California and franchise tax from the state of Delaware. The Company's tax liability as of September 30, 2020 is $28,224.

NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its parent, Matthews South, Inc. Under the terms of the ESA, the Parent charges the Company a monthly Incremental Allocation Services Fee for incremental overhead expenses incurred by the Parent on behalf of the Company. Fees paid to the Parent for the reporting period total $67,500 and include allocated salaries and benefits ($52,250), rent ($7,080), information and technology subscriptions ($7,050) and various other office support services ($1,120). The allocation methodology is based on estimated expense allocations between the Company and the Parent. This schedule is subject to review and revision at the end of each calendar year. The Incremental Allocation Services Fee appears as an expense on the Statement of Operations.

In addition, under the terms of the ESA, the Parent charges the Company for expenses related to the Company's revenue-generating engagements. These expenses may include, but are not limited to, personnel time, travel, entertainment, legal and professional fees. Generally, the invoice from the Parent is rendered to the Company at the conclusion of an engagement and becomes payable upon receipt of corresponding fee income. Transaction-Based Expenses appear as a line item on the Statement of Operations and are made up of $2,208,500 in invoiced personnel time and travel, meal and entertainment expenses.

NOTE 4. COMMITMENTS AND CONTINGENCIES

In March 2020 the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.

The Company has no significant commitments or contingencies at September 30, 2020.

NOTE 5. NET CAPITAL REQUIREMENTS
The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020 the Company had net capital of $9,983,488 which was $9,978,488 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .0058 to 1.

Supplementary Information

Matthews South, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2020

Net Capital	
Total member's equity	$ 10,004,287
Less non-allowable assets:	
Prepaid expenses	20,799
Net capital before haircuts on securities positions	9,983,488
Haircuts on securities positions	-
Net capital	$ 9,983,488
Aggregate Indebtedness	$ 57,636
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 9,978,488
Net capital in excess of 120% of required net capital	$ 9,977,488
Ratio of aggregate indebtedness to net capital	.0058 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2020.

Matthews South, LLC

Supplementary Schedule II

Computation of for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2020

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Exemption Certification

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Matthews South, LLC

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Matthews South, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Matthews South, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the exemption provisions), and (2) Matthews South, LLC stated that Matthews South, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Matthews South, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matthews South, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 24, 2020

matthews
south

MATTHEWS SOUTH, LLC
EXEMPTION REPORT

Matthews South, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) throughout the fiscal year October 1, 2019 to September 30, 2020.

2. The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the fiscal year October 1, 2019 to September 30, 2020 without exception.

I, Kevin Castellano, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: [signature] Date: 11/18/20

Kevin Castellano
Chief Financial Officer & Chief Compliance Officer